                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

Filed by the Registrant | |

Filed by a Party other than the Registrant |X|

Check the appropriate box:

      |X|   Preliminary Proxy Statement

      | |   Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))

      | |   Definitive Proxy Statement

      | |   Definitive Additional Materials

      | |   Soliciting Material Under Rule 14a-12

                             THE TOPPS COMPANY, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                      CRESCENDO PARTNERS II L.P., SERIES Y
                          CRESCENDO INVESTMENTS II, LLC
                             CRESCENDO ADVISORS LLC
                                 ERIC ROSENFELD
                                  ARNAUD AJDLER
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

      Payment of Filing Fee (Check the appropriate box):

      |X|   No fee required.

      | |   Fee computed on table below per Exchange Act Rules  14a-6(i)(1)  and
0-11.

                                      -1-

      (1)   Title of each class of securities to which transaction applies:

------------------------------------------------------------------------------

      (2)   Aggregate number of securities to which transaction applies:

------------------------------------------------------------------------------

      (3)   Per unit price or other  underlying  value of  transaction  computed pursuant  to  Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

------------------------------------------------------------------------------

      (4)   Proposed maximum aggregate value of transaction:

------------------------------------------------------------------------------

      (5)   Total fee paid:

------------------------------------------------------------------------------

      | |   Fee paid previously with preliminary materials:

------------------------------------------------------------------------------

      | |   Check box if any part of the fee is offset as  provided  by Exchange
Act Rule  0-11(a)(2)  and identify the filing for which the  offsetting  fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      (1)   Amount previously paid:

------------------------------------------------------------------------------

      (2)   Form, Schedule or Registration Statement No.:

------------------------------------------------------------------------------

      (3)   Filing Party:

------------------------------------------------------------------------------

      (4)   Date Filed:

------------------------------------------------------------------------------

                                      -2-

          PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED MAY   , 2007
                                                              --

                         THE COMMITTEE TO ENHANCE TOPPS

                                  May   , 2007
                                      --

Fellow Stockholders:

      The attached  proxy  statement  and the enclosed GOLD proxy card are being furnished  to you,  the  stockholders  of The Topps  Company,  Inc.,  a Delaware corporation  ("Topps" or the "Company") in connection  with the  solicitation of proxies by The  Committee  to Enhance  Topps for use at the  special  meeting of stockholders of Topps,  and at any  adjournments or  postponements  thereof (the
"Special Meeting"), relating to the proposed acquisition (the "Merger") of Topps by  certain  entities  controlled  by Michael D.  Eisner  and  Madison  Dearborn
Partners,  LLC (the  "Acquisition  Entities").  In connection  with the proposed
Merger, Topps entered into an Agreement and Plan of Merger, dated as of March 5,
2007, with  Tornante-MDP Joe Holding LLC and Tornante-MDP Joe Acquisition  Corp,
the Acquisition Entities.

      Pursuant to the attached proxy statement,  we are soliciting  proxies from holders of shares of Topps common stock to vote AGAINST the proposed Merger.

      The Special  Meeting  will be held on  [________,  ________  __],  2007 at
[__:__], Eastern Time, at the [________] located at [_______ __________ .

      We urge you to  carefully  consider  the  information  contained  in the attached proxy  statement and then support our efforts by signing,  dating and returning the enclosed  GOLD proxy card today.  The attached  proxy  statement
and  the  enclosed   GOLD  proxy  card  are  first  being   furnished  to  the
stockholders on or about [_________ __], 2007.

      If you have  already  voted for  management's  proposals  relating  to the merger,  you have  every  right to  change  your  vote by  signing,  dating  and returning a later dated proxy card.

      If you have any  questions  or require  any  assistance  with your vote, please contact D.F. King & Co., Inc.,  which is assisting us, at their address and toll-free numbers listed on the following page.

                                    Thank you for your support,

                                    /s/ Eric Rosenfeld
                                    /s/ Arnaud Ajdler
                                    --------------------------------------------
                                    Eric Rosenfeld & Arnaud Ajdler
                                    The Committee to Enhance Topps

--------------------------------------------------------------------------------

 IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
   OR NEED ADDITIONAL COPIES OF THE COMMITTEE'S PROXY MATERIALS, PLEASE CALL
            D.F. KING & CO., INC. AT THE PHONE NUMBERS LISTED BELOW.

                             D.F. KING & CO., INC.

                         Call Toll-Free: L-800-628-8532
            Banks and Brokerage Firms Call Toll-Free: 1-212-269-5550

--------------------------------------------------------------------------------

                                      -2-

          PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED MAY   , 2007
                                                             --

                         SPECIAL MEETING OF STOCKHOLDERS
                                       OF
                             THE TOPPS COMPANY, INC.

                            -------------------------

                                 PROXY STATEMENT
                                       OF
                         THE COMMITTEE TO ENHANCE TOPPS

                            -------------------------

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

      The members of The  Committee to Enhance  Topps ("the  Committee" or "we")
are  significant  stockholders  of  The  Topps  Company,  Inc.  ("Topps"  or the
"Company").  The  Committee  is writing to you in  connection  with the proposed acquisition  (the  "Merger")  of Topps by  certain  entities  (the  "Acquisition
Entities")  controlled by Michael D. Eisner and Madison Dearborn  Partners,  LLC
("Madison  Dearborn").  The Board of Directors of Topps (the "Topps  Board") has
scheduled a special  meeting of  stockholders  for the purpose of approving  the proposed Merger (the "Special Meeting").  The Special Meeting is scheduled to be held on  [_________,  _________  __],  2007 at  [__:__]a.m.,  Eastern  Time,  at
[________________________].  In  connection  with  the  proposed  Merger,  Topps entered into an Agreement  and Plan of Merger,  dated as of March 5, 2007,  with
Tornante-MDP  Joe Holding LLC and Tornante-MDP Joe Acquisition Corp (the "Merger
Agreement").

      The Committee  opposes the proposed Merger and Merger Agreement because we believe that:

   o  the $9.75  per  share  Merger  consideration  to be paid to the  Company's stockholders  in the  proposed  Merger  is  inadequate  and does not fully reflect the Company's intrinsic value;

   o  a better  alternative exists for maximizing  stockholder value,  including replacing  members  of the  existing  Topps  Board  with  highly-qualified nominees dedicated to maximizing stockholder value,  conducting a modified
      "Dutch  Auction"  tender offer for between $10.00 and $10.50 per share and focusing on improving the operations of the Company;

   o  the process that led to the signing of the Merger  Agreement was flawed in that the Topps Board did not shop the Company  prior to signing the Merger
      Agreement and thus failed to maximize the  competitive  dynamics of a sale transaction  that would have garnered the highest  price  possible for the
      Company; and

   o  the  deal-protection  terms of the  "go-shop"  provision  under the Merger
      Agreement do not provide for a sufficient, post-signing market check.

      You should refer to the information  set forth under the heading  "REASONS
TO  DEFEAT  THE  PROPOSED  MERGER"  for  a  more  detailed  explanation  of  the
Committee's reasons for opposing the proposed Merger and Merger Agreement.

      The  Committee  does not believe that the  proposed  Merger is in the best interests of the stockholders and is soliciting proxies from the stockholders of
Topps AGAINST the following Merger-related proposals:

      1. The Company's proposal to approve the Merger Agreement; and

      2. The Company's proposal to approve any motion to adjourn or postpone the
Special Meeting to another time and place,  if necessary,  to permit the further solicitation of proxies to establish a quorum or to obtain  additional  votes in favor of Proposal 1.

      The  Committee is composed of Crescendo  Partners II, L.P.,  Series Y, a
Delaware limited partnership  ("Crescendo Partners II"), Crescendo Investments
II, LLC, a Delaware limited  liability company  ("Crescendo  Investments II"),
Crescendo  Advisors  LLC, a Delaware  limited  liability  company  ("Crescendo
Advisors"),  Eric  Rosenfeld  and Arnaud  Ajdler.  Mr. Ajdler is a director of
Topps.  Mr.  Ajdler voted  against the Merger  Agreement  along with two other members of the Topps Board,  Timothy Brog and John Jones.  Crescendo  Partners
II,  Crescendo  Investments  II,  Crescendo  Advisors,  Mr.  Rosenfeld and Mr.
Ajdler  are  deemed  participants  in  this  proxy  solicitation.  See  "Other
Participant  Information."  This Proxy  Statement  and the GOLD proxy card are first being furnished to Topps' stockholders on or about [________ __], 2007.

      Topps has set the record  date for  determining  stockholders  entitled to notice of and to vote at the Special  Meeting as [______ __],  2007 (the "Record
Date").  The principal  executive offices of Topps are located at One Whitehall,
New York, New York 10004. Stockholders of record at the close of business on the
Record Date will be entitled  to vote at the Special  Meeting.  As of the Record
Date,  there were [_____] shares of Topps common stock  outstanding and entitled to vote at the Special  Meeting,  which is the total  number of shares of common stock,  $0.01 par value per share (the "Shares"),  reported to be outstanding by the  Company.  As of  [______  __],  2007,  the  approximate  date on which  the
Committee  expects  to  mail  this  Proxy  Statement  to the  stockholders,  the
Committee,  together with all of the participants in this solicitation,  are the collective  beneficial  owners  of an  aggregate  of  [________]  Shares,  which represents  approximately  [__]%  of  the  Shares  outstanding.  Of  the  Shares beneficially owned by the members of the Committee,  [______] of such Shares may be  voted  by  the  members  of  the  Committee  at  the  Special  Meeting.  The participants  in this  solicitation  intend  to vote  such  Shares  AGAINST  the
Company's Merger proposals.

      According to the Company's  proxy  statement filed with the Securities and
Exchange  Commission  (the "SEC") on [________  __],  2007,  the approval of the
Merger  Agreement  requires the  affirmative  vote of at least a majority of the
Shares outstanding as of the Record Date.

                                      -2-

THIS  SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD
OF DIRECTORS OR  MANAGEMENT  OF TOPPS.  THE  COMMITTEE IS NOT AWARE OF ANY OTHER
MATTERS TO BE BROUGHT BEFORE THE SPECIAL  MEETING.  SHOULD OTHER MATTERS,  WHICH
THE  COMMITTEE IS NOT AWARE OF A REASONABLE  TIME BEFORE THIS  SOLICITATION,  BE
BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED
GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE  COMMITTEE  URGES YOU TO SIGN,  DATE AND  RETURN THE GOLD PROXY CARD TO VOTE
AGAINST THE COMPANY'S MERGER PROPOSALS.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY TOPPS MANAGEMENT TO THE TOPPS
BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE COMPANY'S MERGER PROPOSALS
BY SIGNING,  DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED
PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO
THE SPECIAL  MEETING BY  DELIVERING A WRITTEN  NOTICE OF  REVOCATION  OR A LATER
DATED PROXY FOR THE SPECIAL MEETING TO THE COMMITTEE,  C/O D.F. KING & CO., INC.
WHICH IS ASSISTING IN THIS  SOLICITATION,  OR TO THE  SECRETARY OF TOPPS,  OR BY
VOTING IN PERSON AT THE SPECIAL MEETING.

                                      -3-

                                    IMPORTANT

      YOUR VOTE IS IMPORTANT,  NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. THE
COMMITTEE URGES YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY
TO VOTE AGAINST THE COMPANY'S MERGER PROPOSAL.

      The Committee  does not believe that the Merger is in the best interest of the Company's  stockholders.  A vote AGAINST the Company's  Merger proposal will enable you - as the owners of Topps - to send a message to the Topps  Board that you are committed to  maximizing  the value of your Shares and that you will not approve a proposed transaction that does not fully and fairly value your Shares.

o     If your  Shares are  registered  in your own name,  please sign and date the enclosed  GOLD proxy card and return it to the  Committee,  c/o D.F.
      King & Co., Inc., in the enclosed envelope today.

o     If any of your  Shares are held in the name of a brokerage  firm,  bank, bank nominee or other  institution on the Record Date,  only it can vote such  Shares  and  only  upon  receipt  of your  specific  instructions.
      Accordingly,  please contact the person responsible for your account and instruct  that  person to  execute on your  behalf the GOLD proxy  card.
      The Committee  urges you to confirm your  instructions in writing to the person  responsible  for  your  account  and to  provide  a copy of such instructions  to the  Committee,  c/o  D.F.  King &  Co.,  Inc.,  who is
      assisting in this  solicitation,  at the address and  telephone  numbers set forth below, and on the back cover of this Proxy Statement,  so that we may be aware of all  instructions and can attempt to ensure that such instructions are followed.

                   YOU MAY ALSO VOTE BY TELEPHONE OR INTERNET.

         Please refer to the voting instructions on the GOLD proxy card.

             If you have any questions regarding your proxy, or need
     assistance in voting your Shares by telephone or Internet, please call:

                              D.F. KING & CO., INC.
                                 48 Wall Street
                               New York, NY 10005

                         Call Toll-Free: L-800-628-8532
            BANKS AND BROKERAGE FIRMS CALL TOLL-FREE: 1-212-269-5550

                                      -4-

                                 PROPOSAL NO. 1

                          APPROVAL OF MERGER AGREEMENT

      You are being  asked by Topps to  approve  the Merger  Agreement.  For the reasons discussed below, we oppose the proposed Merger and Merger Agreement.  To that end, we are soliciting your proxy to vote AGAINST Proposal No. 1.

      WE URGE YOU TO DEMONSTRATE  YOUR  OPPOSITION TO THE PROPOSED MERGER AND TO
SEND A MESSAGE TO THE TOPPS  BOARD THAT THE  PROPOSED  MERGER IS NOT IN THE BEST
INTEREST OF TOPPS  STOCKHOLDERS  BY SIGNING,  DATING AND  RETURNING THE ENCLOSED
GOLD PROXY CARD AS SOON AS POSSIBLE.

                      REASONS TO DEFEAT THE PROPOSED MERGER

      I.    THE $9.75 PER SHARE MERGER  CONSIDERATION  IS INADEQUATE  AND DOES
NOT FULLY REFLECT THE COMPANY'S INTRINSIC VALUE

      Based upon the failure of the  Company's  management to maximize the value of the Company's brands and products,  the Committee believes that the intrinsic value of Topps is far greater than the $9.75 per Share Merger consideration.

      The Merger  consideration  represents  only a 3%  premium  to the  average closing price of the Shares for the 20 trading days  preceding the  announcement of the  Merger  Agreement.  In fact,  Topps'  Shares  recently  traded at prices substantially  higher than $9.75,  closing as high as $9.97 on February 2, 2007.
It  therefore  stands to reason that the Board was  contemplating  a Merger at a lower price per Share than the price at which the Company's  Shares were trading at certain times during the negotiations of the Merger  Agreement.  Furthermore, since  the  signing  of the  Merger  Agreement,  the  Company's  stock  has been consistently  trading at prices  higher than the proposed  $9.75 per Share offer price, closing as high as $10.17 on April 19, 2007.

      The Committee believes that there are several shortcomings in the analysis used by the Topps Board to justify the low takeover premium, which the Committee details below.

      1. THE USE OF AN INAPPROPRIATE SHARE PRICE BENCHMARK:

      Instead of using the average  closing  price of the Shares for the 20-days preceding the Merger,  the Company discloses its belief that $8.02 represents an appropriate benchmark for considering the $9.75 Merger  consideration.  From the
Company's proxy statement:

      "The average  closing  price of our common  stock for the two-week  period that  preceded our 2006 annual  meeting of  stockholders  held on July 28,
      2006 was $8.02 per share.  After we settled  the second  proxy  contest by
      Pembridge  in July 2006 and the  objecting  directors  were elected to our
      Board,  based on at least one analyst  report,  speculation had emerged in the analyst  community  that the Company  might have been the subject of a transaction over the following months. The price of our common stock began to increase over time.  Many of our directors  believed that this increase may have reflected a transaction  premium that was built into the price of our common stock."

                                      -5-

      The Company would have its  stockholders  believe that the average closing price of $8.02 for the two weeks prior to the  Company's  2006 annual  meeting -
more  than nine  months  ago - serves as an  appropriate  benchmark  by which to consider the premium in connection with the proposed Merger consideration.  This suggests  that the observed  increase in the  Company's  share price in the time leading up to the signing of the Merger  Agreement is attributable to a supposed transaction  premium in the share price. We disagree and, in fact,  believe that the  increase  in the  Company's  Shares  from $8.02 to $9.45,  the  approximate average  closing  price of the  Shares  for the 20 trading  days  preceding  the announcement  of the  Merger  Agreement,  is due in large  part to (i)  improved results of operations in fiscal year 2007,  including better than expected third quarter results and (ii) the prospect of a large return of capital raised during the Company's  third quarter  conference  call. We note that the Company's stock price  increased  approximately  8% following the release of the Company's third quarter results.

      In fact,  public  statements made by certain members of management  reveal the  inconvenient  truth for the Company  that there were other  reasons for the rise in the  Company's  Shares  during this time  period.  Please  consider  the following public statements made by the Company:

      o  IMPROVED  FISCAL  YEAR 2007  FINANCIAL  OPERATIONS  AND  BETTER  THAN
         EXPECTED THIRD QUARTER RESULTS

            "We have also  made  fundamental  changes  to the  structure  of the
            Company to improve operating  profitability,  including implementing new  systems  to  improve  efficiency.  These  actions  in total are beginning  to bear fruit as  evidenced  by our results for the first quarter fiscal 2007, which we reported on June 29, 2006.  Highlights in the quarter include:

                o 79%  increase  in net income  compared  to the same period last year; and
                o $6.5 million  returned to shareholders  through  dividends and share repurchase."

                  ARTHUR SHORIN IN A LETTER TO THE COMPANY'S STOCKHOLDERS, DATED
                  JUNE 30, 2006, IN CONNECTION WITH THE 2006 ANNUAL MEETING.

            "Third  quarter  revenue  reflects  continued  momentum  in the U.S.
            sports  card  business  and  strong  performance  in  the  worldwide confectionery business.  Importantly,  this is our third consecutive quarter of strong earnings which highlight the progress we have made in our turnaround plan."

                  ARTHUR SHORIN  STATEMENT IN EARNINGS  RELEASE FROM FISCAL 2007
                  THIRD QUARTER, DATED JANUARY 3, 2007.

      o  THE PROSPECT OF A LARGE RETURN OF CAPITAL

            "Well, the Board was and is considering uses of cash and has decided not to renew sort of in this interim period until they have a chance to  consider  all  the  alternatives,  including  the  renewal  of a
            10(b)(5)-1  program.  So,  my  guess is that  decision  will be made relatively shortly."

                  CATHY JESSUP DURING AN INVESTOR CALL  CONDUCTED BY THE COMPANY
                  ON JANUARY 3, 2007.

      To the Committee,  the statements  above paint a picture of a Company that should expect that its improved results of operations were the driving force for the  increase  in its stock  price.  On the one hand,  in the context of a proxy contest at last year's annual meeting,  and in earnings  releases and conference calls,  the Company  would have its  stockholders  believe that its strong stock performance  is a  product  of  initial  positive  results  from  its  strategic restructuring  and  turnaround,  and on  the  other  hand,  in  the  context  of justifying a transaction  premium,  the Company would have stockholders  believe that the strong  performance of its Shares is a result of takeover  speculation.
The Company's management and the Topps Board cannot have it both ways.

      Finally,  an additional  reason we do not lend any credence to the role of takeover speculation in the increase in the Company's stock price is because the last time that  there was real  takeover  speculation  in June 2005  (after  the
Company announced it was exploring the sale of the confectionary  division), the stock price reached $10.94. At that time, the Company's  entertainment  business was faring much worse than it is today.  It  therefore  stands to reason that if there truly was  significant  takeover  speculation in the Company in the months leading  up  to  the  Merger  Agreement,  that  its  Shares  would  have  traded significantly higher than $9.45 per share.

      2. THE USE OF INAPPROPRIATE PROJECTIONS

      In the Committee's  opinion,  the Topps Board selectively provided certain adjusted financial projections for use in connection with the fairness analysis.
The  Committee  believes  that these figures were selected so that the $9.75 per
Share  consideration  would fall within the range of fairness of the  discounted cash flow  analysis.  The  Company  conveniently  fails to  mention in its proxy statement that the "adjusted case" projections  prepared by Lehman Brothers Inc.
("Lehman  Brothers")  with the  assistance  of  management  and  used by  Lehman
Brothers in its  fairness  analysis  appeared for the first time only on January
25, 2007, after the $9.75 price had already been agreed to in principle.  Before that  time,  the Topps  Board  had seen and  worked  only with the  "management"
projections.

      3. SHORTCOMINGS IN THE LEHMAN BROTHERS FAIRNESS ANALYSIS:

      The  Committee  believes  that the fairness  analysis  performed by Lehman
Brothers was flawed in several respects.  In the Committee's  opinion,  it was a mistake for Lehman Brothers to rely on certain financial and operating data from the last twelve months (LTM) instead of using forward-looking projections in its
COMPARABLE COMPANY ANALYSIS and COMPARABLE TRANSACTION ANALYSIS. We believe this analysis is flawed because the LTM numbers are depressed numbers and the Company has  projected  significant  EBITDA growth over the next fiscal year (44% in the
management   case).  The  Company's   projected   EBITDA  growth   represents  a
significantly  higher  growth  rate  than  the  comparable  companies  selected.
Therefore,  the multiple  implied by the  comparable  companies  and  comparable transactions fail to reflect this high level of projected EBITDA growth.

      We believe that Lehman Brothers should have instead  analyzed the ratio of
EV  (enterprise  value)  to the  forward-looking  projections  of  EBITDA of the
comparable   companies  and  applied  this  to  the  Company's   forward-looking
projections  of EBITDA.  If this  approach  had been  employed,  we believe that
Lehman Brothers'  analysis would have resulted in a much higher valuation of the
Company. We believe that the use of LTM financial and operating data is improper since it is representative of depressed  operational  circumstances and distorts the intrinsic value of the Company.

      We  note  that  Lehman  Brothers  used   forward-looking   projections  in
connection  with  recent  fairness  opinions,  including  one for Sierra  Health
Services,  Inc. ("Sierra Health").  In Sierra Health, Lehman Brothers calculated the premium per share paid by the acquiror compared to the share price of Sierra
Health one day prior to the announcement of the merger.  Ask yourself why Lehman
Brothers only used LTM numbers in its fairness analysis for Topps and why Lehman
Brothers  used an $8.02 share price as a benchmark as opposed to the share price of Topps the day before the Merger Agreement was announced.

      Finally, we also believe that in the hypothetical STATUS-QUO VALUATION and
LEVERAGED  ACQUISITION  ANALYSIS performed by Lehman Brothers,  the valuation of the  Company  and the IRR should only have been  discounted  over two years,  as opposed to three.  The market  discounts  future  information  and  therefore we believe  that the  market  would  value the  Company in early  fiscal  year 2010
(February  2009) based on the expected  fiscal year 2010 financial  data. In the same vein, a private  equity buyer could take the Company public in early fiscal year 2010 (February 2009) based on the projected 2010 numbers,  and,  therefore, the IRR should be  calculated  based on a  two-year,  rather  than a  three-year holding period.

      4. FAILURE TO INCLUDE  VALUE  ASSOCIATED  WITH THE POTENTIAL OF A FUTURE
'HIT' PRODUCT

      The non-sport trading card is a hit-driven business. Sales and profits can go from low to enormous levels and back to low levels in quick and unpredictable cycles.  This  happened  to Topps with  Pokemon  from 1999 to 2001.  During this timeframe,  sales went from $229.4 million in 1999 to $437.4 million in 2001 and back to $300 million in 2002.  While we cannot  predict when Topps will have its next hit, it does not mean that this type of potential opportunity is valueless, which has been Lehman's assumption.

      THE  COMMITTEE  THEREFORE  BELIEVES  THAT  THE  $9.75  CONSIDERATION  IS
INADEQUATE

      In light of the  progress  that the  Company  has  started  to make in its strategic turnaround plan, the Committee does not understand how the Topps Board concluded that the per-share Merger consideration is greater than what long-term stockholders  would be able to sell their Shares for in the open market upon the completion of a turnaround. The Committee also does not understand why the Topps
Board  threw  itself  at the feet of the  first  suitor to make an offer for the
Company  just as a strategic  turnaround  is  beginning  to bear fruit,  without having first conducted a full-blown competitive auction process.

      In addition,  the $9.75 per Share proposed Merger consideration amounts to a net cash outlay of less than $7.60 per Share by the acquirors when considering the  amount  of cash  that the  Company  has on hand  without  any  debt.  Topps currently has  approximately $84 million in cash on hand as of the end of fiscal
2007 third  quarter.  This analysis  suggests that more than 20% of the proposed purchase  of  Topps  is  actually  being  funded  by cash  belonging  to  Topps'
stockholders.

      The Company  also fails to disclose in its proxy  statement  that the most recent proposed stock  repurchase  program for the period September 2005 through
September  2006 that was approved by the Board in September  2005 - prior to the election  of  Messrs.  Brog,  Jones and  Ajdler - had a top price of $10.62  per
Share.  The Committee  does not understand how management and the Topps Board on the one hand can  recommend  buying  shares up to $10.62 per  Share,  but on the other hand approve the sale of the Company at $9.75 per Share as the alternative that maximizes  stockholder  value,  particularly  given the improvements in the
Company's financial performance in the first three quarters of fiscal year 2007.

      As  discussed  above,  the  Company's  fiscal 2007 third  quarter  results reflect positive revenue and earnings growth.  The Company has stated that it is on track to meet or exceed its full year earnings guidance of $0.25 to $0.30 per diluted  share for fiscal  year 2007.  If the  proposed  Merger is  consummated,
Madison Dearborn and Mr. Eisner will stand to reap the benefits of the Company's initial strategic  turnaround results, as opposed to the long-term  stockholders who have waited patiently  through years of poor operating and stock performance for the underlying value of their Shares to be unlocked.  The Committee believes it is grossly unfair for the Company's stockholders to be denied the opportunity to participate in the Company's  strong future growth  outlook,  especially when the  Company  can engage in similar  value-enhancing  activities  as the private equity buyers are likely to undertake.

      Based on the factors  outlined  above, we question how the Topps Board can conclude  that the sale of the  Company  at a price of $9.75 per Share is in the best interests of the Company's stockholders.

      II.   A BETTER ALTERNATIVE EXISTS FOR MAXIMIZING STOCKHOLDER VALUE

      The Committee has an alternative  plan for maximizing  stockholder  value.
Instead  of  selling  the  Company  today at a discount  to the  private  equity entities,  the  Committee  believes  that the  Company  should  first  engage in value-enhancing activities of its own. More specifically, the Committee believes that the Company can significantly increase stockholder value by first improving the operations of the Company and fixing the Company's  capital  structure,  and only  then  exploring  the  sale of the  Company  at an  appropriate  time.  The
Committee does not believe a "quick-fix" sale of the Company as it is still in a depressed  financial  condition  is in the best  interest of  stockholders.  The
Committee believes that if the Company were to take certain steps, the Company's
Shares could be worth  significantly  more in the  short-to-medium  term.  Using management projections,  the Committee believes that Topps' Shares could justify an enterprise value (net of debt) between $16 and $18 per Share in two years(1), not taking into account an M&A premium that could yield a much higher valuation.

      If the  Merger is voted down by  stockholders,  the  Committee  intends to nominate a slate of directors  committed to  maximizing  stockholder  value.  We believe that the existing Board has made and continues to make the wrong choices by (i) not holding management accountable, (ii) overseeing a significant rise in the  Company's  cost  structure  of the Company  (the  Company's  gross  margins decreased from 37.9% for fiscal 2002 to 34.9% for fiscal 2007, and the Company's
SG&A  expenses,  as a percentage of net sales,  increased  from 25.7% for fiscal
2002 to 31.0% for  fiscal  2007),  (iii)  failing to fix the  Company's  capital structure  (as of the end of fiscal 2007,  the Company had  approximately  $81.6 million of cash and short-term  investments  on its balance sheet,  representing approximately 25.1% of the Company's net sales for fiscal 2007), (iv) overseeing a stagnant stock price and (v) selling the Company at a discounted valuation for an  inadequate  premium.  We  therefore  believe  that they are the wrong  board members to lead the Company in the future.  We believe that the Company needs an experienced board dedicated to aggressively  improving  business  operations and enhancing  value.  We  are in  discussions  with a  number  of  highly-qualified
candidates  with  extensive   experience  running  companies  and  divisions  of
companies  and who also have  industry  expertise  in certain  areas,  including marketing, brand management, entertainment and strategic turnarounds.

      Our nominees, if elected, would not seek an immediate sale of the Company, unless the Company  receives an offer at a  significant  premium to market which adequately  reflects the intrinsic value of the Company.  Instead,  our nominees would first focus on fixing operations and the capital structure of the Company.
We believe that Topps can remain a public  company and can undertake many of the same value-enhancing activities that would likely be taken by any private equity purchasers.  By staying a public company,  the public stockholders stand to reap the benefits of the Company's operational and financial restructuring instead of the private equity owners gaining those rewards.

      In  particular,  if our slate is  elected to the Topps  Board,  we plan to
undertake  certain  value-enhancing  activities,   including  (i)  conducting  a
modified  "Dutch Auction"  tender offer for  approximately  28% of the Company's outstanding  Shares  between  $10 and $10.50 and (ii)  aggressively  focusing on improving the Company's operational performance.

------------------
   (1) Range of enterprise value assumes a forward-looking EV/EBITDA multiple in the 9.0x to 10.0x range to the projected 2010 EBITDA of  approximately  $51.2 million,  a repurchase of $110 million of shares at a price of $10.25 and the utilization  of free  cash  flows to  repay  debt  incurred  to  finance  the repurchase.

      1. A MODIFIED "DUTCH AUCTION" TENDER OFFER:

      As of the end of  fiscal  year  2007,  the  Company  had in  excess of $81 million of cash and short-term  investments  on its balance sheet.  According to the Company's own financial  projections,  the Company will continue to generate significant free cash flows and could therefore support a significant  amount of debt. This idea is certainly validated by the existing Merger Agreement pursuant to which Mr. Eisner plans to borrow between $140 and $165 million or between 4.8 and 5.6 times forecasted 2008 EBITDA. We do not believe that as a public company
Topps should support the same level of debt, and therefore we recommend that the
Company  conservatively  borrow $45  million,  or  approximately  1.5 times 2008
EBITDA (based on management  projections).  Between the Company's  existing cash
(taking  into  account  deal-related  expenses  and  cash  required  to run  the business) and the additional  debt, we anticipate that the Company would be able to  immediately  return  approximately  $110  million to its  stockholders.  The
Committee  strongly  believes  that this  surplus cash should be returned to the stockholders,  the true owners of the Company.  Although a few options exist for achieving  this,  the  Committee  believes that the Company  should  undertake a large-scale share repurchase through a modified "Dutch Auction" tender offer. We note that the Company apparently has previously  considered and rejected the use of a modified "Dutch Auction" tender offer to provide value to its shareholders;
however, we believe such a tender offer would benefit the Company's stockholders at this time.  If the Company is able to buy back $110 million of shares at, say
$10.25,  it will retire  approximately  28% of its  outstanding  Shares.  Such a tender  offer  would have  multiple  advantages,  which  include  (i) fixing the capital  structure  by  placing a limited  amount of debt on the  Company,  (ii)
providing  current  liquidity  to investors at a higher price per Share than the
Proposed  Merger  and (iii)  providing  long-term  stockholders  the  ability to participate in the Company's future growth in a more levered way.

      CRESCENDO  PARTNERS II INTENDS TO REMAIN A LONG-TERM  STOCKHOLDER OF TOPPS
AND WILL NOT PARTICIPATE IN THIS TENDER OFFER.

      2. AGGRESSIVE FOCUS ON IMPROVING OPERATIONS:

      The Committee  believes  that senior  management  has not been  aggressive enough to improve the  operations  of the  Company.  We believe that the Company should hire a new CEO with extensive  marketing and turnaround  experience,  and who would bring a fresh perspective to the organization.  In light of Topps' sub par EBITDA margins  compared to industry  peers, as shown in the table below(2), the Committee  believes  that there are  significant  opportunities  to increase profitability.  The  industry  peers set forth  below were  chosen  because  the
Committee   believes  these  companies   represent  a  cross-section  of  public
entertainment  and  confectionary  companies  that are similar to the Company in several respects.

------------------
(2)   Table  includes (i) last fiscal year EBITDA margins for the comparable companies  according to Capital IQ and (ii) Topps' EBITDA margin based on fiscal 2007 number from the Company's proxy statement.

                                          EBITDA MARGIN (%)
                                          -----------------
                          RC2                   20.8
                          Jakks Pacific         18.1
                          Hasbro                17.3
                          Mattel                16.9
                          4Kids                 22.9
                          Hershey               24.9
                          Tootsie Roll          20.8
                          Wrigley               23.8
                          Cadbury Schweppes     18.0
                          Average               20.4
                          Topps                  6.3

      According to Topps' own proxy statement,  Lehman Brothers commented on the confectionary  division's low EBITDA margin compared to the industry average. We believe that this has been caused by the above-average cost of goods sold of the confectionary business. This is an area where we believe there are opportunities to reduce costs since the  Company's  cost of goods sold, as a percentage of net sales,  for the fiscal 2007 is higher than the four  confectionary  companies in the above list by an average of 9.9  percentage  points,  based on reported data for the most recently ended fiscal years of such companies. We also believe that
there  are  significant  top-line   opportunities  by  improving  the  marketing
spending,  improving  the new product  development  process and  broadening  the distribution capabilities of the Company. The Committee believes that the failed re-launch of Bazooka is an example of senior management's failure to translate a well-known brand into sales and profits due to poor marketing and execution.  We do not  know  whether  and to  what  extent  cost  reductions  in the  Company's confectionary division are part of the Company's restructuring plan.

      On the entertainment side, there are several opportunities to grow the top line by expanding  more  aggressively  into trading games and  interactive  card games. A recent BusinessWeek  article suggests that if Topps were to introduce a cross-over  between  a  trading  card  game and a video  game  for  professional athletes,  it could help the Company  connect  with a new  audience  that spends increasingly more time online and playing video games.

      The poor financial  performance of WizKids (purchased by Topps in 2003) is clear evidence of Topps'  inability to perceive  trends and to take advantage of meaningful  opportunities to extend its entertainment business in ways that will attract and retain a new  generation  of  customers.  Mr. Eisner has said in the press that he plans to grow the  business in new and exciting  ways.  We believe that Mr. Eisner is correct in his  observation  that Topps has the potential for and needs to grow in new and  exciting  ways to reach a new  generation.  Topps'
senior  management team has failed to reach this new  generation.  The Committee believes that stockholders would be better served by replacing senior management and the  nepotism  associated  therewith,  and taking  strides  to  improve  the business, rather than selling it today at a discounted price.

      Additionally,  we believe that there are significant  opportunities to cut costs such as office  consolidation  and replacing the mainframe  system with an
ERP system.  Such a replacement usually takes 12-18 months on average (including at companies  many times larger than Topps).  At Topps,  under  existing  senior management, this replacement is scheduled to take 5 years.

      In  conclusion,  instead of selling to  private  equity  firms  today at a discounted  price,  the  Committee  believes that  stockholders  would be better served by doing their own recapitalization of the Company,  replacing management
and  focusing  on  improving  the   operations.   We  believe  this  will  yield
significantly greater value in the near to medium term for Topps' stockholders.

      III.  THE  PROCESS  THAT LED TO THE  SIGNING OF THE MERGER  AGREEMENT  WAS
FLAWED

      The Committee's significant  reservations about the proposed Merger extend beyond the inadequate  price.  The Committee  believes the principal reason that the Merger  consideration is inadequate and fails to provide full and fair value for the Shares is because the Company  failed to  undertake a  competitive  sale process to obtain the  highest  possible  price for the  Company and because the sale process was tainted by conflicts of interest.

      1. THE COMPANY'S SO-CALLED "SALE PROCESS"

      Through an unnamed Company spokeswoman,  Topps would have you believe that the Company had been actively  soliciting bids for the Company for the two years leading up to the signing of the Merger Agreement.  The Company  spokeswoman was quoted in a news article on March 8, 2007 as stating the following:

      "Over the past two years,  with the assistance of Lehman Brothers Inc., we have examined all  opportunities  to deliver value to Topps  stockholders, and no other superior proposals have emerged in this time frame"

      The Committee  believes  such a statement is misleading  since it suggests that a full sale process was conducted to solicit proposals prior to signing the
Merger Agreement.  Otherwise,  the Committee does not understand how the Company could have had any  expectations  to receive  "superior  proposals"  during that time.  Furthermore,  information in the Company's proxy statement  suggests that the above  statement is patently  untrue.  The Company states that it terminated its engagement of Lehman Brothers to explore strategic alternatives in September
2005.  Therefore,  we believe that any suggestion  that Lehman Brothers had been assisting the Company "over the past two years" in examining "all  opportunities to deliver value" is false and misleading.

      In its  proxy  statement,  the  Company  finally  admits  that it "did not undertake a full public auction of the entire Company prior to entering into the merger  agreement." In fact, the Company's  proxy statement makes clear that its entire sale  process  consisted  of talking to only three  potential  interested parties,  Bidder A, Bidder B and  Tornante/MDP  before  entering into the Merger
Agreement.  In an  era  of  unprecedented  liquidity,  the  Committee  does  not understand why a full process was not  undertaken,  especially when the proposed offer price represents such an inadequate  premium when compared to the price at which the Shares were trading.  In particular,  given the `trophy' nature of the entertainment  division, the Committee believes that a full public process prior to  signing  the  Merger  Agreement  would  have  been the best way to  maximize stockholder value in a transaction.

      The proxy  statement  acknowledges  that no third parties were  approached prior to the  signing of the Merger  Agreement  and, in  particular,  that Topps never approached Bidder C, its main competitor for its  entertainment  division, to see if it had any interest in  acquiring  the Company.  The  Company's  proxy statement also fails to mention that Bidder C had expressed interest in pursuing
a  transaction   with  Topps  even  before  the  announcement  of  the  proposed transaction with the Acquisition Entities.

      2. THE COMPANY'S  REASONS FOR NOT  CONDUCTING A FULL SALE PROCESS LACK
         MERIT AND CREDIBILITY

      The  Company's  proxy  statement  attempts  to justify  the Topps  Board's decision  not to  undertake a full  public  auction  prior to entering  into the
Merger  Agreement  by stating  that the Company had an adequate  opportunity  to ensure that $9.75 was the highest  price it could  receive "in light of the more than two-year  process leading up the execution of the Merger  Agreement."  This seems to  suggest  to the  Committee  that  given the prior  efforts to sell the confectionery  business,  any bidder  interested in acquiring Topps would likely have emerged during this  timeframe.  In other words,  the Company and the Topps
Board appear to believe that the Company  should have been  understood  to be in play for the last two  years.  The  Chairman's  public  statements  suggest  the contrary.

      In  2006,  Mr.  Shorin  indicated  that the  Company  had no  interest  in soliciting  bids  for the sale of the  Company.  In a  letter  to the  Company's stockholders dated July 24, 2006, Arthur Shorin wrote the following:

      "We are committed to completing the turnaround of the Company by following through on our strategic  plan. We are convinced that  attempting a "quick fix"  sale of the  Company  AT THIS  TIME  will  lead to a poor  result --
      inadequate  offers,  a  harmful  waste  of  time  and  a  disrupted  Topps organization -- when a focus on operations is needed most."

      According to the Merger  Agreement,  on that same day, July 24, 2006,  the
Company entered into a  confidentiality  agreement with The Tornante Company LLC
in  connection  with  a  proposed   buyout  of  the   Company(3).   It  is  this
confidentiality  agreement that eventually led to what the Committee believes to be a "quick  fix" sale and "poor  result"  for the  Company's  stockholders,  as correctly predicted by Mr. Shorin.

      The Committee also believes it is disingenuous for the Company to state on the one hand  that  soliciting  bids for the sale of the  Company  is not in the
Company's best interest,  while on the same day  negotiating and entering into a confidentiality  agreement with the  Acquisition  Entities in connection  with a proposed sale behind closed doors.

------------------
(3)   According to the Merger  Agreement,  Madison  Dearborn  Partners,  LLC
      entered into a Confidentiality  Agreement with the Company on July 17,
      2006.

      3. THE  UNWARRANTED  REMOVAL  OF  THE  OBJECTING  DIRECTORS  FROM  THE
         "GO-SHOP" PROCESS

      On March 13, 2007, the Company  announced that the Topps Board had met and decided to strip the Ad Hoc  Committee  of the Topps Board of its  authority  to monitor the  day-to-day  developments  with respect to the  Company's  "go-shop"
process,  effectively  removing  Arnaud Ajdler and Timothy Brog from the process altogether since,  according to the other members of the Topps Board, they could not "adequately represent the best interests of the Company's stockholders." The
Committee does not understand the basis for such a decision when it is incumbent upon directors, as fiduciaries, to vigorously oppose a proposed Merger that they do not believe to be in the best interests of a company's stockholders.

      The Committee asks the Company's stockholders to consider whether it makes sense for the  Topps'  Board to have  concluded  that two  directors  whose sole interest  with  respect to the  proposed  Merger is seeking  the  highest  price possible for the  Company's  Shares are not suitable to supervise  the "go-shop"
process.  On the contrary,  it seems logical to the Committee that two directors who oppose the  process  that led to the  proposed  Merger and who  believe  the
Merger  consideration to be inadequate  would be the most suitable  directors to vigorously pursue alternative proposals during the "go-shop" process.

      4. POTENTIAL CONFLICTS OF INTEREST MAY HAVE TAINTED THE SALE PROCESS

      Finally,  the Committee believes that potential  conflicts of interest and the lack of  independence of certain members of the Topps Board may have further tainted the process.

      The  Committee   questions  the  ability  of  Arthur  Shorin  to  exercise
independent  judgment  in  voting  to  approve  the  Merger  Agreement  when  he negotiated a  three-year  consulting  agreement  with the  Acquisition  Entities despite  the  advice  given by the  Topps  Board  to  senior  management  not to negotiate  employment  arrangements  until  after  the  signing  of  the  Merger
Agreement  and  also  when  the  future  employment  of  his  son-in-law,  Scott
Silverstein, may depend on who purchases the Company.

      The  Committee  does not  understand  how  Willkie  Farr &  Gallagher  LLP
("Willkie Farr"), the law firm for which Jack Nusbaum serves as Chairman, can be expected  to  provide  independent  oversight  of the sale  process to the Topps
Board. The Company's proxy statement states that "based in part on consultations with Topps management, Willkie Farr and Lehman Brothers, and in consideration of other  supporting  factors  (including,  but not  limited to,  Lehman  Brothers'
opinion),  the Board, by a vote of seven to three,  has approved and adopted the
Merger  Agreement  and the  transactions  contemplated  thereby,  including  the merger." The Committee  believes  that given the inherent  conflict of interest, either Mr. Nusbaum should have recused  himself from the vote of the Topps Board or the Topps Board should have been advised by an independent law firm.

      IV. THE  DEAL-PROTECTION  TERMS OF THE `GO-SHOP'  PROVISION DO NOT PROVIDE
FOR A SUFFICIENT, POST-SIGNING MARKET CHECK

      The Committee believes that the terms of the "go-shop" provision under the
Merger  Agreement were designed to deter rather than encourage the  solicitation of alternative proposals. As a general matter, there are risks and uncertainties associated with any effort to interfere with a definitive  transaction involving a public  company,  especially  when certain members of management have a vested interest in the consummation of the transaction. The Committee believes that the terms of the Merger Agreement created unreasonable  barriers to receiving offers from other  interested  parties.  Therefore,  the  Committee  believes  that any implication by the Company that  contacting  more than 100 companies  during the
"go-shop"  period  provides  for a  substantial  post-signing  market check is a
`smokescreen.'

      According to the terms of the Merger  Agreement,  the Company is precluded from  terminating  the Merger  Agreement to enter into a  transaction  to sell a division of Topps.  The Company's proxy statement  discloses that this provision was "heavily  negotiated" and that the "definition of a superior  proposal under
the  merger  agreement  was  discussed  at  length,   particularly  whether  the
percentage  contained  therein  should  be 25% or 60%"  and  that  "at a  higher percentage, which was ultimately agreed by the parties to be 60%, the Company is effectively  precluded  from  terminating  the merger  agreement to enter into a transaction to sell a division of Topps." Therefore,  during the go-shop period, the Company had to find a party  interested  in  acquiring  the entire  Company.
According to the Company's  proxy  statement,  Lehman  Brothers  indicated that, while it was able to identify  potential  strategic buyers for the confectionery business and for the entertainment  business, it had not been able to identify a logical  strategic  buyer for the entire Company due to the different  nature of the two businesses.  The Committee  believes that the Company's  acquiescence to this provision strongly limited the efficacy of the post-signing market check.

      The  break-up  fee  payable by Topps for  exercising  its  "fiduciary-out"
during the go-shop process,  including  reimbursable  expenses, is approximately
3.9% of the  Company's  transaction  value  (less cash on hand),  which,  in the
Committee's  opinion,  is on the  high-end  of the  range of what the  Committee believes to be acceptable for M&A transactions,  which is between 1% and 5%. The break-up fee increases to approximately 5.6% of the Company's  transaction value
(less cash on hand) after 60 days  following  the  Effective  Date of the Merger
Agreement. The Committee believes that this 5.6% break-up fee is unreasonable in the context of a proposed transaction that pays such a low market premium.

      The  fallibility  of the Merger  Agreement's  "go-shop"  provision  became apparent when the Topps Board received a non-binding indication of interest, not subject to financing,  from Bidder C to acquire Topps for $10.75 per share,  but nevertheless  concluded  that Bidder C's proposal was not  reasonably  likely to result in a "superior  proposal."  Despite the many disadvantages for a "go-shop bidder,"  including  an un-level  playing  field,  the Company did receive a bid that, if consummated, would provide significantly greater value to the Company's stockholders.  This  does  not  appear  to  the  Committee  to be  an  effective post-signing  market check.  The Committee asks  stockholders to consider if the strategic  bidder  had  been  contacted  prior  to the  signing  of  the  Merger
Agreement,  whether the Company could have concluded a transaction  which yields greater value for its stockholders.

      The  Company  fails to  mention  in its proxy  statement  that Mr.  Ajdler favored a  declaration  of Bidder C as an  "excluded  party"  for the  following reasons: (1) the proposed purchase price was $1 more per share, (2) the proposal was not  contingent on  financing,  (3) the amount of liquidity in the financial system is at an unprecedented  level and it would be highly unlikely that Bidder
C would not get financing for this  transaction,  (4) Bidder C made  concessions regarding the deal terms,  (5) this deal would be highly  strategic for Bidder C and (6) there would be potential of creating deal tension between the bidders to maximize stockholder value.

      In addition, the Merger Agreement provides that the Company is required to pay Tornante-MDP Joe Holding LLC for its third party  out-of-pocket  expenses in an amount up to $4.5 million in the event that the Company's stockholders do not approve  the  proposed  Merger  and Merger  Agreement  at the  Special  Meeting,
regardless  of  whether  an  alternative   proposal  shall  have  been  publicly
announced, disclosed or otherwise communicated to the Topps Board. The Committee believes  that this is an  unwarranted  and coercive  attempt to ensure that the
Company's  stockholders  vote in favor of the  proposed  Merger.  Why should the stockholders  be penalized if they determine that the transaction is not fair to the  stockholders?  If  Tornante-MDP  Joe  Holding LLC truly  believed  that the consideration  was  adequate,  then ask  yourself why they would need or require such protection?

      In conclusion,  the Committee  believes that it was improper for the Topps
Board to rely on a post-signing  market check, in light of such  deal-protection terms and the limited time for a third-party bidder to conduct due diligence and arrange  financing  compared to the almost nine months given to the  Acquisition
Entities.

   THE COMMITTEE URGES YOU TO VOTE AGAINST THE MERGER PROPOSAL BY SIGNING,
   DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD AS SOON AS POSSIBLE.

                               PROPOSAL NO. 2

              PROPOSAL TO APPROVE MOTION TO ADJOURN OR POSTPONE
                             THE SPECIAL MEETING

      You are being  asked by Topps to approve a proposal  to approve any motion to adjourn or  postpone  the  Special  Meeting  to  another  time and place,  if necessary,  to permit the further  solicitation of proxies to establish a quorum or to obtain  additional  votes in favor of Proposal 1. The Topps Board believes approval of this  proposal may be necessary  due to the  difficulty of obtaining the  necessary  votes  during  the  summer  months  when many  stockholders  are unavailable  due to vacation  schedules.  For the reasons  discussed  above,  we oppose the proposed  Merger.  To that end, we are soliciting  your proxy to vote
AGAINST Proposal No. 2.

      THE  COMMITTEE  URGES YOU TO VOTE AGAINST  TOPPS'  PROPOSAL TO APPROVE ANY
MOTION TO ADJOURN OR POSTPONE THE SPECIAL MEETING,  IF NECESSARY,  TO PERMIT THE
FURTHER  SOLICITATION  OF PROXIES TO ESTABLISH A QUORUM OR TO OBTAIN  ADDITIONAL
VOTES IN FAVOR OF PROPOSAL 1.

                CONSEQUENCES OF DEFEATING THE PROPOSED MERGER

      In the event that the Merger  Agreement is  terminated  as a result of the failure to obtain the requisite vote of the Company's stockholders,  the Company will be required to  reimburse  Tornante-MDP  Joe Holding LLC up to $4.5 million for its  documented  out-of-pocket  expenses in connection  with the Merger.  In addition,  in the event that the Merger  Agreement is  terminated as a result of the  failure to obtain the  requisite  vote of the  Company's  stockholders  and within twelve months after the date of the termination of the Merger  Agreement, the Company  enters into a definitive  agreement  with respect to an Acquisition
Proposal  (as that term is  defined in the Merger  Agreement)  that is  publicly disclosed or announced,  then the Company must also pay Tornante-MDP Joe Holding
LLC an additional $12 million.

      We do not believe that our actions to date have constituted an Acquisition
Proposal and would strongly disagree with any view to the contrary.  However, we cannot be certain that an Acquisition Proposal will not be announced,  disclosed or  otherwise  communicated  to the Topps Board prior to the Special  Meeting or that the Acquisition  Entities will not claim that our actions have  constituted an  Acquisition  Proposal  such that they are entitled to, in the  circumstances described above, payment of the termination fee. In addition, if the Acquisition
Entities make such assertions,  despite our view to the contrary, it is possible that the Topps Board will conclude that we have made an Acquisition Proposal and authorize payment of such amount.

                In the event the Merger is defeated,  our present intentions are to  nominate  directors  to the Topps  Board at the  Company's  next  meeting of stockholders  at which  directors are to be elected who we believe will take all necessary steps to consider all options to maximize stockholder value.  However, there can be no  assurance  that if the Merger is defeated  that an  alternative transaction  will be presented to the stockholders in the future and, even if an alternative merger transaction is presented to the stockholders, that it will be for  consideration  equal to or in excess of the consideration to be paid in the
Merger.  If Topps continues as an independent  public  company,  there can be no assurance that its share price will remain at or exceed recent trading levels.

                         VOTING AND PROXY PROCEDURES

      Only  stockholders of record on the Record Date will be entitled to notice of and to vote at the  Special  Meeting.  Each  Share is  entitled  to one vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Special  Meeting even if they sell such Shares  after the Record Date.  Based on publicly available information, the Committee believes that the only outstanding class of  securities  of Topps  entitled to vote at the  Special  Meeting is the
Shares.

      Shares  represented by properly executed GOLD proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted  AGAINST the  proposed  Merger and AGAINST the  proposal to approve any motion to  adjourn  or  postpone  the  Special  Meeting  to permit  the  further solicitation of proxies to establish a quorum or to obtain  additional  votes in favor of  Proposal 1 at the  Special  Meeting,  and,  in the  discretion  of the persons  named as proxies,  on all other matters as may properly come before the
Special Meeting.

QUORUM

      In order to conduct any business at the Special Meeting,  a quorum must be present  in person or  represented  by valid  proxies.  A quorum  consists  of a majority of the Shares  issued and  outstanding  on the Record Date.  All Shares that are voted  "FOR",  "AGAINST"  or  "ABSTAIN"  on any  matter  will count for purposes of establishing a quorum and will be treated as Shares entitled to vote at the Special Meeting (the "Votes Present").

VOTES REQUIRED FOR APPROVAL

      Approval of the proposed  Merger and Merger  Agreement and the proposal to approve  any motion to adjourn or  postpone  the  Special  Meeting to permit the further  solicitation  of proxies to establish a quorum or to obtain  additional votes in favor of Proposal 1 at the Special Meeting require the affirmative vote of a majority of Shares  outstanding on the Record Date.  Stockholders  may cast their  votes  by  marking  the  ballot  at the  meeting  or by  specific  voting instructions  sent with a signed  proxy to either the  Committee in care of D.F.
King & Co.,  Inc.  at the  address  set  forth on the back  cover of this  Proxy
Statement or to the Company at One Whitehall,  New York, New York 10004,  or any
other address provided by the Company.

ABSTENTIONS

      Abstentions  will count as Votes  Present for the  purpose of  determining whether a quorum is  present.  Abstentions  will not be counted as votes cast on any  proposal  set forth in this Proxy  Statement.  Accordingly,  the  Committee believes  that  abstentions  will have the legal effect of a vote  "AGAINST" the proposed  Merger and Merger  Agreement and the proposal to approve any motion to adjourn or postpone the Special  Meeting to permit the further  solicitation  of proxies to establish a quorum or to obtain additional votes in favor of Proposal
1 at the Special Meeting.

BROKER NON-VOTES

      Shares held in street name that are present by proxy will be considered as
Votes  Present for  purposes of  determining  whether a quorum is present.  With regard to certain proposals,  the holder of record of Shares held in street name is  permitted to vote as it  determines,  in its  discretion,  in the absence of direction from the beneficial holder of the Shares.

      The term "broker  non-vote"  refers to shares held in street name that are not voted with respect to a particular matter,  generally because the beneficial owner did not give any  instructions to the broker as to how to vote such shares on that matter and the broker is not permitted  under  applicable  rules to vote such shares in its discretion because of the subject matter of the proposal, but whose shares are present on at least one matter. Such shares shall be counted as
Votes  Present for the purpose of  determining  whether a quorum is present,  if voting  instructions are given by the beneficial owner as to at least one of the matters to be voted on. Broker  non-votes will not be counted as votes cast with respect  to  matters as to which the  record  holder  has  expressly  not voted.
Accordingly,  the Committee  believes that broker non-votes will have the effect of a vote  "AGAINST" the proposed  Merger and Merger  Agreement and no effect on the proposal to approve any motion to adjourn or postpone the Special Meeting to permit the further  solicitation  of proxies to  establish a quorum or to obtain additional votes in favor of Proposal 1 at the Special Meeting.

REVOCATION OF PROXIES

      Stockholders  of Topps  may  revoke  their  proxies  at any time  prior to exercise  by  attending  the  Special  Meeting  and  voting in person  (although attendance  at  the  Special  Meeting  will  not in  and  of  itself  constitute revocation  of a proxy) or by  delivering a written  notice of  revocation.  The delivery  of a  subsequently  dated  proxy  which  is  properly  completed  will constitute a revocation of any earlier  proxy.  The  revocation may be delivered either to the  Committee  in care of D.F.  King & Co.,  Inc.  at the address set forth on the back cover of this Proxy  Statement  or to Topps at One  Whitehall,
New York,  New York 10004,  or any other address  provided by Topps.  Although a revocation  is  effective if delivered to Topps,  the  Committee  requests  that either the original or  photostatic  copies of all  revocations be mailed to the
Committee in care of D.F.  King & Co., Inc. at the address set forth on the back cover  of this  Proxy  Statement  so that  the  Committee  will be  aware of all revocations  and can more  accurately  determine  if and when  proxies have been received  from the  holders  of record on the Record  Date of a majority  of the outstanding Shares. Additionally, D.F. King & Co., Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies against the Company's proposals in connection with the Merger.

DISSENTERS' RIGHT OF APPRAISAL

      Under the General  Corporation Law of the State of Delaware,  stockholders who do not vote in favor of adopting the Merger Agreement will have the right to seek  appraisal of the fair value of their shares as  determined by the Delaware
Court of Chancery if the proposed Merger is completed, but only if they submit a written  demand for an  appraisal  before the vote on the adoption of the Merger
Agreement  and only if they comply with the  Delaware  law  procedures,  as more fully explained in the Company's Proxy Statement. This appraisal amount could be more than, the same as, or less than the amount a stockholder  would be entitled to receive under the merger agreement.

IF YOU WISH TO VOTE  AGAINST THE  COMPANY'S  PROPOSALS  IN  CONNECTION  WITH THE
MERGER,  PLEASE SIGN,  DATE AND RETURN  PROMPTLY THE ENCLOSED GOLD PROXY CARD IN
THE POSTAGE-PAID ENVELOPE PROVIDED.

                           SOLICITATION OF PROXIES

      The solicitation of proxies pursuant to this Proxy Statement is being made by the  Committee.  Proxies  may be  solicited  by mail,  facsimile,  telephone, telegraph,  in person and by  advertisements.  The  Committee  will not  solicit proxies via the Internet.

      The Committee has entered into an oral  agreement  with D.F. King & Co.,
Inc.  for  solicitation   and  advisory   services  in  connection  with  this
solicitation,  for  which  D.F.  King & Co.,  Inc.  will  receive a fee not to
exceed   $[_______],   together   with   reimbursement   for  its   reasonable
out-of-pocket  expenses.  D.F.  King & Co.,  Inc.  will  solicit  proxies from individuals,  brokers,  banks, bank nominees and other institutional  holders.
The Committee  has requested  banks,  brokerage  houses and other  custodians, nominees  and  fiduciaries  to  forward  all  solicitation  materials  to  the beneficial  owners of the  Shares  they hold of  record.  The  Committee  will reimburse these record holders for their reasonable  out-of-pocket expenses in so  doing.  It  is  anticipated  that  D.F.  King  &  Co.,  Inc.  will  employ approximately  [50]  persons to solicit  Topps'  stockholders  for the Special
Meeting.

      The  entire  expense  of  soliciting  proxies  is  being  borne  by  the
Committee  pursuant  to  the  terms  of  the  Joint  Filing  and  Solicitation
Agreement  (as  defined  below).  Costs of this  solicitation  of proxies  are
currently   estimated  to  be   approximately   $[_________].   The  Committee
estimates that through the date hereof,  its expenses in connection  with this solicitation are approximately $[___________].

      If Crescendo  Partners II is successful in its  solicitation of proxies to defeat  the  proposed  Merger at the  Special  Meeting,  then it intends to seek
reimbursement   from  the  Company  for  its  expenses  incurred  in  connection therewith.

                        OTHER PARTICIPANT INFORMATION

      Each member of the Committee is a participant in this  solicitation.  Eric
Rosenfeld is the Managing  Member of Crescendo  Investments II, which in turn is the general  partner of Crescendo  Partners II. The principal  occupation of Mr.
Rosenfeld is serving as the managing member of Crescendo  Investments II and the managing member of the general  partner of Crescendo  Partners II. The principal business  of  Crescendo  Investments  II is acting  as the  general  partner  of
Crescendo  Partners  II. The  principal  business  of  Crescendo  Partners II is investing  in  securities.  The  principal  business  of  Crescendo  Advisors is investing  in  securities.  The  principal  business  address of Mr.  Rosenfeld,
Crescendo  Partners II,  Crescendo  Investments II and Crescendo  Advisors is 10
East 53rd Street, 35th Floor, New York, New York 10022.

      The principal business address of Arnaud Ajdler is c/o Crescendo Partners,
L.P., 10 East 53rd Street, 35th Floor, New York, New York 10022.

      As of  [_______  __],  2007,  Crescendo  Partners  II  beneficially  owned
2,547,700  Shares of the Company.  As the general partner of Crescendo  Partners
II,  Crescendo  Investments II may be deemed to  beneficially  own the 2,547,700
Shares  of the  Company  beneficially  owned by  Crescendo  Partners  II.  As of
[________ __], 2007,  Crescendo  Advisors  beneficially  owned 100 Shares of the
Company.  Eric Rosenfeld may be deemed to beneficially  own 2,547,900  Shares of the Company,  consisting of 100 Shares held by Eric Rosenfeld and Lisa Rosenfeld
JTWROS,  2,547,700  Shares Mr.  Rosenfeld may be deemed to  beneficially  own by virtue of his position as managing  member of Crescendo  Investments  II and 100
Shares Mr. Rosenfeld may be deemed to beneficially own by virtue of his position as managing member of Crescendo Advisors.

      Arnaud Ajdler beneficially owns [2,301] Shares of the Company.

      On March 6, 2007, the members of the Committee entered into a Joint Filing and Solicitation  Agreement in which,  among other things, the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the securities of the Company.

      The  Committee to Enhance  Topps  reserves the right to retain one or more financial advisors and proxy solicitors, who may be considered participants in a solicitation under Regulation 14A of the Exchange Act.

                 INFORMATION REGARDING TOPPS AND THE MERGER

         According  to  the  Company's  Proxy  Statement,  Topps  is a  Delaware
corporation with its principal  executive  office located at One Whitehall,  New
York,  New York 10004;  Telephone No.  212-376-0300.  According to the Company's
Proxy  Statement,   there  are  two  principle   segments  of  Topps'  business,
Confectionery and  Entertainment.  In the Confectionery  segment,  Topps markets premium  confectionery  brands including lollipops such as Push Pop, Baby Bottle
Pop and Juicy Drop Pop,  Bazooka  brand  bubble gum and certain  licensed  candy items.  The Company also  manufactures  and markets Ring Pop  lollipops.  In the
Entertainment  segment,  the Company markets branded products  including trading cards and sticker album collections featuring  professional athletes and popular television,  movie and other  licensed  characters.  The  Company  also  markets branded collectible strategy games.

         Topps is subject to the  informational  requirements  of the Securities
Exchange Act of 1934,  as amended,  and in  accordance  therewith is required to file reports,  proxy  statements and other  information  with the SEC.  Reports, registration  statements,  proxy statements and other information filed by Topps with the SEC, including the Company's Proxy Statement, are publicly available at the SEC website: www.sec.gov.

         We  note  that  the  Company's  Proxy  Statement  contains  information regarding:

         o    a summary term sheet of the Merger;

         o    the terms of the Merger Agreement and the Merger and related transactions;

         o    any reports, opinions and/or appraisals received by Topps in connection with the Merger;

         o    past contacts, transactions and negotiations by and among the parties to the Merger and their respective affiliates and
              advisors;

         o    federal and state  regulatory  requirements  that must be complied with and approvals  that must be obtained in  connection  with the
              Merger;

         o    security ownership of certain beneficial owners and management of
              the Company, including 5% owners;

         o    the number of Shares outstanding as of the Record Date;

         o    the trading prices of Topps stock over time;

         o    the establishment of a quorum;

         o    the vote required for approval;

         o    the treatment of abstentions and "broker non-votes;"

         o    the compensation paid and payable to Topps' directors and
              executive officers;

         o    the requirements for the submission of stockholder proposals to be considered for inclusion in the Company's  proxy statement for the
              2007 annual meeting of stockholders,  in the event that the Merger
              Agreement and the Merger are not approved by the stockholders; and

         o    Topps, the Acquisition Entities and their respective affiliates.

                  OTHER MATTERS AND ADDITIONAL INFORMATION

      The  Committee  is unaware of any other  matters to be  considered  at the
Special Meeting. However, should other matters, which the Committee is not aware of a reasonable  time before this  solicitation,  be brought  before the Special
Meeting,  the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

      See Schedule I for information regarding persons who beneficially own more than 5% of the  Shares and the  ownership  of the  Shares by the  management  of
Topps.

      The information concerning Topps contained in this Proxy Statement and the
Schedules  attached  hereto  has been taken  from,  or is based  upon,  publicly available information.

                                         THE COMMITTEE TO ENHANCE TOPPS

                                         [            ], 2007
                                          --------- --

                                 SCHEDULE I

    THE FOLLOWING TABLE IS REPRINTED FROM THE COMPANY'S PRELIMINARY PROXY
 STATEMENT ON FORM PREM 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                               ON MAY 7, 2007.

BENEFICIAL  OWNERSHIP  OF OUR  COMMON  STOCK BY  CERTAIN  BENEFICIAL  OWNERS

      The  following  table sets forth  certain  information  regarding  the beneficial ownership of our common stock as of May 3, 2007 by each person or entity  known  to us to be the  beneficial  owner  of  more  than  5% of our outstanding shares of common stock.

                                                     Shares Beneficially Owned
                                                   -----------------------------
                                                      Amount
                                                       and
                                                      Nature       Percent of
                                                       of             Class
Name                                  Address       Ownership(2)        (%)
--------------------------------------------------------------------------------
Arthur T. Shorin(1)            The Topps Company,      2,900,489       7.4
                               Inc.
                               One Whitehall Street
                               New York, New York
                               10001

Private Capital Management,    8889 Pelican Bay        3,027,421       7.8
   Inc.(3)                     Blvd.
                               Naples, Florida 34108

Crescendo Partners II L.P.,    10 East 53rd Street     2,547,700       6.6
   Series Y(4)                 35th Floor
                               New York, New York
                               10022

Dimensional Fund Advisors      1299 Ocean Avenue       2,514,497       6.5
  LP(5)                        Santa Monica,
                               California 90401

GAMCO Asset Management Inc.    One Corporate Center    2,374,861       5.9
   (6)                         Rye, New York 10580

Royce and Associates, LLC(7)   1414 Avenue of the      2,286,570       5.9
                               Americas
                               New York, New York
                               10019

All listed 5% or greater                              15,651,538      40.1
   beneficial owners

    (1)  See  Notes  (3) and  (4) to  table  under  heading  titled  "Beneficial
         Ownership of Our Common Stock by Our Board and Management."

    (2)  Under  the rules of the SEC,  a person  is deemed to be the  beneficial owner of a security  if such  person,  directly or  indirectly,  has or shares the power to vote or direct the voting of such  security  or the power to dispose or direct the  disposition of such security.  A person is also  deemed  to be a  beneficial  owner of any  securities  if that person has the right to  acquire  beneficial  ownership  within 60 days after any given date, which, for the purposes of the foregoing table is
         May 3,  2007.  Accordingly,  more than one person may be deemed to be a beneficial owner of the same securities.  Unless otherwise indicated by footnote,  the named  individuals have sole voting and investment power with respect to the shares of our common stock beneficially owned.

    (3)  Based upon a Schedule  13G filed with the SEC on  February  14, 2007 by
         Private Capital Management, Inc.

    (4)  Based upon a joint Schedule 13D filed with the SEC on March 14, 2007 by
         Crescendo  Partners II L.P.,  Series Y, Crescendo  Investments II, LLC,
         Crescendo Advisors LLC, Eric Rosenfeld and Mr. Ajdler.

    (5)  Based upon a Schedule  13G filed  with the SEC on  February  9, 2007 by
         Dimensional Fund Advisors LP.

    (6)  Based upon a joint Schedule 13D/A filed with the SEC on January 2, 2006 by GGCP,  Inc.,  Mario J.  Gabelli,  Gabelli  Securities,  Inc.,  Gamco
         Investors, Inc., Gabelli Funds, LLC, and GAMCO Asset Management Inc.

    (7)  Based upon a Schedule  13G filed  with the SEC on January  25,  2007 by
         Royce and Associates, LLC.

                                  IMPORTANT

      Tell your Board what you think! Your vote is important. No matter how many
Shares you own,  please give the  Committee  your proxy  AGAINST  the  Company's
Merger proposals by taking three steps:

      o     SIGNING the enclosed GOLD proxy card,

      o     DATING the enclosed GOLD proxy card, and

      o     MAILING the enclosed GOLD proxy card TODAY in the envelope  provided
            (no postage is required if mailed in the United States).

      If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt
of  your  specific   instructions.   Accordingly,   please  contact  the  person
responsible  for your account and instruct that person to execute the GOLD proxy card  representing  your Shares.  The Committee  urges you to confirm in writing your  instructions  to the  Committee  in care of D.F.  King & Co.,  Inc. at the address  provided below so that the Committee will be aware of all  instructions given and can attempt to ensure that such instructions are followed.

      If  you  have  any  questions  or  require  any  additional  information concerning this Proxy  Statement,  please contact D.F. King & Co., Inc. at the address set forth below.

                            D.F. KING & CO., INC.
                               48 Wall Street
                             New York, NY 10005

                       Call Toll-Free: L-800-628-8532
          Banks and Brokerage Firms Call Toll-Free: 1-212-269-5550

                       THE COMMITTEE TO ENHANCE TOPPS
                        PROXY VOTING INSTRUCTION CARD

Your vote is important. Casting your vote in one of the three ways described on this  instruction  card  votes all  shares  of Common  Stock of The Topps
Company, Inc. that you are entitled to vote.

Please  consider the issues  discussed in the proxy  statement and cast your vote:

VIA INTERNET

Accessing  the World  Wide Web site  http://www.________.com  and follow the instructions to vote via the internet.

BY PHONE

Using a  touch-tone  telephone  to vote by phone toll free from the U.S.  or
Canada. Simply dial 1-888-###-#### and follow the instructions. When you are finished voting, your vote will be confirmed, and the call will end.

BY MAIL

Completing,  dating,  signing  and  mailing  the  white  proxy  card  in the postage-paid envelope included with the proxy statement.

You can vote by  phone or via the  Internet  any  time  prior to 11:59  p.m.
Eastern Time, [_________ __], 2007. You will need the control number printed at the top of this instruction card to vote by phone or via the Internet. If you do so, you do not need to mail in your proxy card.

FOLD  AND  DETACH  HERE  IF YOU  ARE  RETURNING  YOUR  VOTED  PROXY  BY MAIL
----------------------------------------------------------------------------

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                          DATED [               ], 2007
                                 ------------ --

                                 GOLD PROXY
                           THE TOPPS COMPANY, INC.

                       SPECIAL MEETING OF STOCKHOLDERS

                    THIS PROXY IS SOLICITED ON BEHALF OF
                       THE COMMITTEE TO ENHANCE TOPPS

              THE BOARD OF DIRECTORS OF THE TOPPS COMPANY, INC.
                        IS NOT SOLICITING THIS PROXY

                                  P R O X Y

The  undersigned  appoints Eric Rosenfeld and Arnaud  Ajdler,  and each of them, attorneys  and  agents  with full  power of  substitution  to vote all shares of common stock of The Topps Company,  Inc. (the  "Company")  which the undersigned would be  entitled  to vote if  personally  present  at the  Special  Meeting of
Stockholders of the Company,  and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the "Special Meeting").

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse  and in their  discretion  with  respect  to any  other  matters  as may properly  come before the Special  Meeting that are unknown to The  Committee to
Enhance Topps a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE,  THIS
PROXY WILL BE VOTED AGAINST PROPOSALS 1 AND 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Special Meeting.

       IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                 CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X]   PLEASE MARK VOTE AS IN THIS EXAMPLE

1.    The  approval of the  Agreement  and Plan of Merger,  dated as of March 5,
      2007, with  Tornante-MDP  Joe Holding LLC and Tornante-MDP Joe Acquisition
      Corp,  which are entities owned by Michael D. Eisner and Madison  Dearborn
      Partners, LLC.

              FOR           AGAINST         ABSTAIN
              [ ]             [ ]             [ ]

      THE COMMITTEE RECOMMENDS A VOTE "AGAINST" PROPOSAL 1.

2.    The  Company's  proposal to approve any motion to adjourn or postpone  the
      Special  Meeting to another time and place,  if  necessary,  to permit the further  solicitation  of  proxies  to  establish  a quorum  or to  obtain additional votes in favor of Proposal 1.

              FOR           AGAINST         ABSTAIN
              [ ]             [ ]             [ ]

      THE COMMITTEE RECOMMENDS A VOTE "AGAINST" PROPOSAL 2.

      IN THEIR  DISCRETION,  THE PROXIES ARE  AUTHORIZED TO VOTE UPON SUCH OTHER
MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

DATED:
        ----------------------------

------------------------------------
(Signature)

------------------------------------
(Signature, if held jointly)

------------------------------------
(Title)

WHEN  SHARES ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH SIGN.
EXECUTORS,  ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN
WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.